UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

ECOLAB INC.
(Exact name of registrant as specified in its charter)

Delaware	1-9328	41-0231510
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

370 Wabasha Street North, Saint Paul, Minnesota	55102
(Address of principal executive offices)	(Zip Code)

James J. Seifert, Esq, Executive Vice President, General Counsel and Secretary 1-800-232-6522
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Except where the context otherwise requires, references in this Form SD to “Ecolab,” “Company,” “we” and “our” are to Ecolab Inc.

Ecolab has filed a Conflict Minerals Report for the reporting period from January 1, 2015 to December 31, 2015. The Conflict Minerals Report is provided as an exhibit to this Form SD and is publicly available at http://www.ecolab.com/investor. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report for the reporting period from January 1, 2015 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ECOLAB INC.
(Registrant)

By:	/s/ James J. Seifert	May 31, 2016
Name:	James J. Seifert
Title:	Executive Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Exhibit No.	Description	Method Of Filing
1.01	Conflict Minerals Report for the reporting period from January 1, 2015 to December 31, 2015.	Filed herewith electronically.